KW 3/8

[redacted]

13013876

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

...PROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 68990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/30/2012 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regions Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3050 Peachtree Road NW, Suite 400
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Pierson (404)279-7404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North (Address) Birmingham (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, Charles Rierson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regions Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MY COMMISSION EXPIRES AUGUST 17, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Regions Securities LLC
(a Wholly Owned Subsidiary of
Regions Financial Corporation)
As of December 31, 2012,
and for the Period July 25, 2012 through December 31, 2012
With Report and Supplemental Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)

Financial Statements and Supplemental Information

As of December 31, 2012
and for the Period July 25, 2012 through December 31, 2012

Contents

Ernst & Young LLP
1901 Sixth Avenue North
Suite 1200
Birmingham, AL 35203

Main tel: +1 205 251 2000
Fax: +1 205 226 7470
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Regions Securities, LLC

We have audited the accompanying financial statements of Regions Securities LLC, (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statement of loss, changes in member's equity, and statement of cash flows for the period July 25, 2012 to December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regions Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the period from July 25, 2012 to December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Birmingham, Alabama
February 28, 2013

Ernst & Young LLP

Regions Securities LLC

Statement of Financial Condition

As of December 31, 2012

Assets	
Cash	$ 2,116,487
Prepaid expenses	40,583
Income taxes receivable from related party	96,947
Total assets	$ 2,254,017
Liabilities and member's equity	
Total liabilties	$ –
Member's equity:	
Paid in capital	2,400,000
Retained deficit	(145,983)
Total member's equity	2,254,017
Total liabilities and member's equity	$ 2,254,017

See accompanying notes.

Regions Securities LLC

Statement of Loss

For the Period of July 25, 2012 Through December 31, 2012

Total revenue	$ –
Expenses:	
Expenses paid to related parties	58,500
Other expenses	66,614
Total expenses	125,114
Net loss before income tax benefit	(125,114)
Income tax benefit	(49,930)
Net loss	$ (75,184)

See accompanying notes.

Regions Securities LLC

Statement of Changes in Member's Equity

For the Period of July 25, 2012 Through December 31, 2012

	Paid-In Capital	Retained (Deficit)	Total
Balance at July 25, 2012	$ 2,400,000	$ (70,799)	$ 2,329,201
Net loss	–	(75,184)	(75,184)
Balance at December 31, 2012	$ 2,400,000	$ (145,983)	$ 2,254,017

See accompanying notes.

Regions Securities LLC

Statement of Cash Flows

For the Period of July 25, 2012 Through December 31, 2012

Operating activities	
Net loss	$ (75,184)
Increase in prepaid asset	(27,074)
Increase in income tax receivable from related party	(49,930)
Decrease in other liabilities	(8,001)
Net cash used in operating activities	(160,189)
Financing activities	
Net cash from financing activities	–
Investing activities	
Net cash from investing activities	–
Decrease in cash and cash equivalents	(160,189)
Cash and cash equivalents as of July 25, 2012	2,276,676
Cash and cash equivalents at end of period	$ 2,116,487

Supplemental cash flow information

No income taxes were paid during the period July 25, 2012 through December 31, 2012.

See accompanying notes.

1. Organization and Nature of Business

Regions Securities LLC (the Company) is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly owned subsidiary of Regions Financial Corporation (Regions). Regions Securities LLC acts as an introducing broker-dealer offering advisory services and debt and equity underwriting services primarily to institutional customers of Regions Bank. Regions Bank is a wholly owned subsidiary of Regions Financial Corporation that provides deposit, credit and wealth management services.

The Company is registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on July 25, 2012. The Company is a Delaware company and is domiciled in the State of Georgia.

2. Basis of Presentation

The presented financial statements solely represent the legal entity of Regions Securities LLC. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, in the opinion of management, such variances would not be material.

3. Significant Accounting Policies

Cash

Cash includes cash in Regions Bank and deposits in other financial institutions.

Prepaid Expenses

The Company records an asset for prepaid expenses at the transaction date. Prepaid expenses include an account held with FINRA for purposes of Central Registration Depository (CRD) account payments. This CRD account balance is used for expenses, such as exam and state registrations for associates, as well as registrations for the Company. The prepaid expenses asset is decreased as these expenses are incurred.

3. Significant Accounting Policies (continued)

Membership Equity

On November 29, 2011, RFC Financial Services Holding LLC contributed $900,000 to the Company to provide the initial funding required for the new membership application process with FINRA. On April 11, 2012, RFC Financial Services Holding LLC contributed an additional $1.5 million to the Company. These amounts were provided to RFC Financial Services Holding LLC thru a capital infusion from Regions Financial Corporation.

Expenses

Expenses paid to related parties are paid to Regions Bank and/or Regions Financial Corporation during the implementation period to cover estimated costs of internal legal, human resources, risk management, and accounting resources. Other expenses are primarily comprised of legal fees and registration fees associated with the establishment of a new broker dealer.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company evaluates the realization of any deferred tax assets based on all positive and negative evidence available at the balance sheet date. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized. Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an

3. Significant Accounting Policies (continued)

Income Taxes (continued)

income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

The Company is included in the consolidated federal income tax return and state income tax returns of Regions. The method of allocating income tax expense is determined based on a tax allocation sharing agreement between Regions and its subsidiaries. The agreement provides that subsidiaries will compute tax expense on a separate company basis taking into consideration tax elections and tax planning strategies of the consolidated tax group. The Company will make payments to or receive refunds from Regions as if Regions were the Internal Revenue Service (IRS) or state taxing authorities, as applicable. Under the tax sharing agreement, if a net operating loss exists, the subsidiary receives payment for its net operating loss upon the realization within the respective income tax return.

See Note 6 for additional discussion regarding income taxes.

4. Related-Party Transactions

Initial capital for the formation of the Company was provided by Regions Financial Corporation thru the Company's parent, RFC Financial Services Holding LLC.

The Company holds a cash account with Regions Bank for operating expense purposes. At December 31, 2012, the balance of this cash account was $6,925.

As discussed in Note 6, the Company recorded a current federal and state income taxes receivable due from Regions in the amount of $96,947.

The Company utilizes administrative support and similar resources of Regions Bank and Regions Financial Corporation through shared services agreements. Expenses associated with the shared services agreements were $58,500 for the period July 25, 2012 through December 31, 2012.

5. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. At December 31, 2012, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2012, the Company had net capital, as defined, of $2,116,487, which was $2,016,487 in excess of the required net capital of $100,000. The Company had no debt at 12/31/12; therefore, it was also in compliance with the 8:1 aggregate indebtedness ratio required for broker dealers which have been in operation less than one year.

6. Income Taxes

The components of income tax benefit for the period July 25, 2012 through December 31, 2012 was as follows:

Current income tax benefit:		
Federal	$	(40,484)
State		(9,446)
Total current benefit	$	(49,930)
Deferred income tax benefit:		
Federal	$	–
State		–
Total deferred benefit	$	–
Total income tax benefit	$	(49,930)

Current federal and state income taxes receivable due from Regions of $96,947 is included in the accompanying Statement of Financial Condition at December 31, 2012.

6. Income Taxes (continued)

Income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 35 percent for the period July 25, 2012 through December 31, 2012, as shown in the following table:

Tax on loss computed at statutory federal income tax rate	**$ (43,790)**
Decrease in taxes resulting from:	
State income tax, net of federal tax effect	**(6,140)**
Income tax benefit	**$ (49,930)**
Effective tax rate	**39.91%**

The Company is included in Regions' federal and state income tax returns. The IRS has completed the examinations of Regions' federal income tax returns for the tax years through 2009. All subsequent federal tax years are open to examination.

For the period July 25, 2012 through December 31, 2012, the Company had no uncertain tax benefits. In addition, the Company has not recognized any interest or penalties associated with income tax positions in its Statement of Income. For the period July 25, 2012 through December 31, 2012, the Company did not reflect any liabilities from interest or penalties.

7. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued.

On January 2, 2013, Regions Financial Corporation received notification of its approval by the Board of Governors of the Federal Reserve System (the Board) to engage in specified institutional broker dealer activities, and subsequently notified the Board that it would commence those activities through the Company.

On January 23, 2013, Regions Financial Corporation provided an additional capital infusion of $2.5 million to RFC Financial Services Holding LLC. RFC Financial Services Holding LLC completed a subsequent capital infusion for the same amount to the Company.

7. Subsequent Events (continued)

On February 19, 2013, the Company executed a Revolving Note and Cash Subordination Agreement providing for a revolving subordinated loan in the amount of $12.0 million to be made by Regions Financial Corporation to the Company. As of February 28, 2013, no amounts have been drawn under the Loan Agreement.

Supplemental Information

Regions Securities LLC

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net capital		
Total member's equity		$ 2,254,017
Deductions:		
Nonallowable assets:		
Prepaid expenses	40,583	
Income tax receivable from related party	96,947	
Total nonallowable assets		(137,530)
Net capital		$ 2,116,487
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ –
Total aggregate indebtedness		$ –
Percentage of aggregate indebtedness to net capital		–
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)		$ –
Minimum dollar net capital required (2)		$ $100,000
Net capital requirement (greater of (1) or (2) above)		$ $100,000
Excess net capital over net capital requirement		$ 2,016,487
Net capital less 120% of the net capital requirement		$ 1,996,487

There are no material differences between this computation and the Company's amended unaudited Form X-17A-5 as of December 31, 2012, filed on February 28, 2013.

Regions Securities LLC

Schedule II – Statement Regarding Rule 15c3-3

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities and Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and otherwise does not hold funds or securities of customers.

Ernst & Young LLP
1901 Sixth Avenue North
Suite 1200
Birmingham, AL 35203

Main tel: +1 205 251 2000
Fax: +1 205 226 7470
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Managers
Regions Securities LLC

In planning and performing our audit of the financial statements of Regions Securities LLC (the Company), as of December 31, 2012 and for the period July 25, 2012 to December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2013

Ernst + Young LLP

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